November 2, 2009

Parker Morrill
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549-4628

Re:	Southfield Energy Corporation
Registration Statement on Form S-1
Filed September 21, 2009
File No. 333-162029

Dear Mr. Morrill:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Southfield Energy, Inc. (the “Company”) dated October 19, 2009.

We hope this letter is responsive to your comments and requests for information.  The Company’s goal is to resolve those outstanding comments in a manner that is acceptable to the Staff.

Our responses utilize the same captions contained in the SEC’s letter, and are numbered to correspond to the numbers assigned in such letter.  For your convenience, our responses are prefaced by the Commission’s corresponding comment.

Southfield Energy Corp.
Form S-1

General

1.
You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

Company Response
We note the Staff’s comment and we have addressed every numbered comment, indicated where in the marked version of the amendment disclosures have changed, and made the requested revisions at relevant places throughout the prospectus.

2.
Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

Company Response
We do not anticipate including any artwork or graphics other than what is currently included in the prospectus.  Should additional artwork or graphics be included, we will furnish such artwork or graphics to you for your review.

Where You Can Find More Information, page 5

3.	The address listed for your website does not appear to be working. Please revise as necessary or explain why your website is not currently accessible.

Company Response
The link has been restored, and the Company’s website is now available for viewing.

The Offering

Use of Proceeds, page 10

4.
Here you state that “[you] may use the proceeds to pay for general and administrative expenses… (emphasis added)” In your discussion under Liquidity and Capital Resources on page 34, you indicate that the proceeds will first be used to cover operating expenses. Revise your disclosure as necessary to state your plans definitively and consistently where applicable.

Company Response
Consistent with our disclosure under “Liquidity and Capital Resources,” we have revised our disclosures under “Use of Proceeds” to state that the Company will first use the proceeds to cover operating expenses and then the remainder to purchase working interests.  Additionally, revisions were made changing uncertain words like “may” to definitive words like “will” with regards to using proceeds for “general and administrative expenses,” which we have revised to read as “operating expenses.”  Please see pages 10, 22 and 35.

Risk Factors, page 12

General

5.
Please eliminate language that mitigates or qualifies the risk that you present. For example, remove the clauses “beyond our control,” “no assurances can be given,” “we cannot predict” and the term “inherent.” Also avoid using sentences with “although” or “while.”

Company Response
In response to the Staff’s comment, the Company’s disclosures under “Risk Factors” have been revised to remove language that mitigates or qualifies risk that we present. Please see pages 12-21.

We may become an investment company…, page 20

6.
Please revise your filing to state whether you have any current plans, proposals or arrangements, written or otherwise, to increase your equity investment in Meridian Resources Corporation or any other company. If you have such plans, proposals or agreements, please describe them.

Company Response
In response to your comment, the filing was updated to include the following sentence: “We do not have any current plans, proposals or arrangements, written or otherwise, to increase our equity investment in Meridian Resources Corporation or any other company.”  Such sentence appears on pages 9, 20, 32 and 41.

Capitalization, page 30

7.
Please revise the explanatory paragraph to disclose that the offering is on a no minimum best-efforts basis. In addition please revise the table to present an additional column reflecting the fact that you may receive no proceeds and incur no additional debt from the offering.

Company Response
The explanatory paragraph in the Capitalization section has been revised to disclose that “the Offering is being sold on a no minimum, best efforts basis.”  The Capitalization Table has also been revised to include an additional column reflecting no proceeds from the Offering. These revisions appear on page 31.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

8.
Please expand your discussion of the items listed under this caption to explain the reasons for material changes. For example, we note you state that your G&A expense increased from $88,151 for the six months ended June 30, 2008 to $227,686 for the six months ended June 30, 2009 and that your G&A expense for those periods included rent, office expenses, travel expenses, salaries for employees, and benefits for employees. However, you do not explain the reasons for such a material increase. In addition, please quantify the amount of the change that was contributed by each of the factors or events you identify when you refer to more than one component as a contributor to a material change. Similar concerns apply to the increase in your production costs as a percentage of revenues.

Company Response
On page 33 of the filing, the Company has expanded its discussion of “Production costs” and “G&A expense” under “Results of Operation” to explain the reasons for material changes.

Liquidity and Capital Resources, page 34

9.
Your disclosure indicates you had a working capital deficit of $48,352 as of June 30, 2009. However, it appears from your quarterly financial statements for the period ended June 30, 2009 that you had a working capital deficit of$(708,352). Please modify your disclosure as necessary.

Company Response
The working capital deficit has been revised on page 35 to be $708,352.

Compensation Discussion and Analysis, page 55

10.
Expand your discussion to clarify the objectives and goals of your compensation plan. Discuss any items of performance that are taken into account in setting compensation policies and making compensation decisions.

Company Response
On page 56 of the filing, the Company has expanded its discussion to clarify the objectives and goals of our compensation plan.

11.
You state that “[you] expect that the specific direction, emphasis and components of executive compensation programs will continue to evolve.” Discuss the factors that may influence your decision to change your compensation policies and what changes you may make based on those factors.

Company Response
On page 56 of the filing, the Company has disclosed the factors that may influence its decision in changing its compensation policies and changes it may make based on those factors.

Financial Statements, page 60

Report of Independent Registered Public Accounting Firm, page F-2

12.
We note the first paragraph of the report identifies the statements of “shareholders’ equity;” whereas the financial statement included in the filing is titled “Statements of Changes in Stockholders’ Deficit.” Please request your auditor modify the description of this financial statement so that the report meets the requirement of Rule 2-02(a)(4) of Regulation S-X.

Company Response
Our auditors have modified their audit report on page F-2 in the filing to modify the description of the financial statement so that the report meets the requirement of Rule 2-02(a)(4) of Regulation S-X.

Statement of Operations, page F-3

13.	Please tell us how your presentation of gross margin and depreciation, depletion, and amortization expense complies with SAB Topic 11:B.

Company Response

We have revised the presentation of cost of sales on pages F-3 and F-17 to be presented as Cost of Sales (exclusive of depreciation, depletion, and amortization shown below) in accordance with SAB Topic 11:B.

14.
We note you present the line item captioned ‘Impairment of Proved Reserves’ as a non-operating item. Please tell us how you considered the guidance in paragraph 25 of FAS 144, which requires an impairment loss of a long-lived asset or asset group to be included in income (loss) from operations, if such a subtotal is presented.

Company Response
We have revised the presentation of operating expenses and operating loss to include the impairment loss consistent with paragraph 25 of FAS 144.  See page F-3.

15.
It appears you have calculated basic and diluted net loss per share based on comprehensive loss for the year ended December 31, 2008, rather than net loss. Please revise your presentation of basic and diluted loss per share to comply with paragraphs 8 and 11 of FAS 128, as appropriate.

Company Response
We have revised the basic and diluted net loss per share for the year ended December 31, 2008 to $0.044, which was calculated by dividing net loss by the number of weighted average shares outstanding. Total Comprehensive loss for the year ended December 31, 2007 was also adjusted to $153,780.  See page F-3.

Statement of Cash Flows, page F-5

16.
Please explain to us why your classification of the current portion of debentures payable issued during fiscal 2008 as an operating cash flow complies with paragraphs 18 and 19 of FAS 95. In this regard, it appears the cash flows associated with the issuances of your convertible debentures should be classified as financing activities.

Company Response
In response to the Staff’s comment, we have revised the statement of cash flows to properly reflect the issuances of our convertible debentures under financing activities.  See page F-5.

Note 3 – Summary of Significant Accounting Policies, page F-7

Sales and Retirement Policies, page F-8

17.
We note your disclosure that “As of December 31, 2008, management has determined that the asset retirement obligation related to the plugging and abandonment of wells is immaterial individually and to the financial statements as a whole. As such, no asset retirement obligation is recorded in the statements presented.” Given that you drilled 34 wells in 2007 and 30 wells in 2008, please provide us with an analysis that supports your conclusion that recording an asset retirement obligation under FAS 143 was not material.

Company Response
The Company performed the below analysis in determining that the asset retirement obligation (“ARO”) was immaterial as of December 31, 2007:

Aldwell Unit –
Estimated plug and abandonment costs	=	$7,280
Estimated inflation rate	=	3%
# of years estimated for remaining life of wells	=	10
Future plug and abandonment costs	=	$9,784
# of wells	=	163
Working interest %	=	0.14%
Future plug and abandonment costs for Southfield	=	$2,233
Discount rate	=	10%
PV of costs = asset retirement obligation	=	$861

Richard King Field -
Estimated plug and abandonment costs	=	$7,280
Estimated inflation rate	=	3%
# of years estimated for remaining life of wells	=	15
Future plug and abandonment costs	=	$11,342
# of wells	=	1
Working interest %	=	15%
Future plug and abandonment costs for Southfield	=	$1,701
Discount rate	=	10%
PV of costs = asset retirement obligation	=	$407

Total asset retirement obligation as of 12/31/07	=	$1,268

We determined the liability to be immaterial based on it representing less than 1% of the total liabilities as of December 31, 2007 ($1,268 / $958,117), and it representing less than 1% of the total assets ($1,268 / $881,402).  We determined the capitalized asset, depreciation expense, and accretion expense associated with ARO to be immaterial as the ARO represented less than 1% of net loss ($1,268 / $153,780), less than 1% of total assets, and less than 1% of total operating expenses ($1,268 / $136,951).

The below analysis was performed in determining that the asset retirement obligation was immaterial as of December 31, 2008:

Aldwell Unit –
Estimated plug and abandonment costs	=	$7,500
Estimated inflation rate	=	3%
# of years estimated for remaining life of wells	=	9
Future plug and abandonment costs	=	$9,786
# of wells	=	190
Working interest %	=	0.14%
Future plug and abandonment costs for Southfield	=	$2,603
Discount rate	=	10%
PV of costs = asset retirement obligation	=	$1,104

Richard King Field -
Estimated plug and abandonment costs	=	$7,500
Estimated inflation rate	=	3%
# of years estimated for remaining life of wells	=	14
Future plug and abandonment costs	=	$11,344
# of wells	=	3
Working interest %	=	15%
Future plug and abandonment costs for Southfield	=	$5,105
Discount rate	=	10%
PV of costs = asset retirement obligation	=	$1,344

Total asset retirement obligation as of 12/31/08	=	$2,448

We determined the liability to be immaterial based on it representing less than 1% of the total liabilities as of December 31, 2008 ($2,448 / $1,618,436), and it representing less than 1% of the total assets ($2,448 / $897,439). We determined the capitalized asset, depreciation expense, and accretion expense associated with ARO to be immaterial as the ARO represented less than 1% of net loss ($2,448 / $323,817), less than 1% of total assets, and less than 1% of total operating expenses ($1,268 / $554,991).

Income Taxes, page F-9

18.
We note your disclosure under this caption indicating you have deferred tax assets as of December 31, 2007 and December 31, 2008. Please tell us how your current disclosure complies with paragraph 43 of FAS 109.

Company Response
We note the Staff’s comment and have revised our income taxes disclosure pursuant to paragraph 43 of FAS 109. The following sentence was added to indicate that we have taken a full valuation allowance on the asset, “Because the company determined that it will not likely realize the deferred tax asset, a full valuation allowance has been taken to reduce the deferred tax asset to zero as of December 31, 2008, and 2007, respectively.”  See page F-9.

Note 4 – Related Party Transactions, page F-11

19.
With respect to the amounts owed to you by one of your officers, please tell us how you intend to comply with Section 13(k) of the Exchange Act, with respect to the providing of personal loans by the company to executives.

Company Response
The $2,000 loan that was made to one of our officers while we were a private company has been repaid by our officer.  Accordingly, we have revised our disclosure under “Related Party Transactions” on pages 57 and F-11 to indicate such loan was repaid by our officer.

Note 12 – Oil and Gas Properties, page F-13

20.
We note your disclosure that “According to the reserve report prepared by Huddleston and Company, as of December 31, 2007 and December 31, 2008 the company had proved reserves with estimated future net undiscounted revenues of $1,665,871 and $952,255, respectively.” Based on this disclosure, it appears the measure you present is a non-GAAP measure since it differs from the GAAP standardized measure of discounted future net cash flows as contemplated in FAS 69 due to the exclusion of future income taxes and the discount factor. In this regard, please tell us why you believe your disclosure is not a non-GAAP measure or revise your footnotes to remove this disclosure. See Item 10(e)(ii)(C) of Regulation S-K. Similar concerns apply to your disclosure on page F-27. If you choose to present this measure in your filing outside the footnotes to your financial statements, please modify the description of this measure to avoid investor confusion and include the disclosures required by Item 10(e) of Regulation S-K.

Company Response
We have revised the disclosures to only include GAAP measures. The revised disclosure on page F-13 is as follows, “According to the reserve report prepared by Huddleston and Company and the Company’s estimate of future income taxes, as of December 31, 2007 and December 31, 2008 the Company had proved reserves with estimated discounted net cash flows after taxes of $805,815 and $609,427, respectively. Estimated future net cash flows of the properties were discounted at 10% consistent with FAS 69. The revised disclosure on page F-27 is as follows, “According to the reserve report prepared by Huddleston and Company and the Company’s estimate of future income taxes, as of December 31, 2007 and December 31, 2008 the Company had proved reserves with estimated discounted net cash flows after taxes of $805,815 and $609,427. Estimated future net cash flows of the properties were discounted at 10% consistent with FAS 69.

Note 13- Supplementary Financial Information on Oil and Natural Gas exploration Development and Production Activities, page F-14

General

21.	Please include your reserve quantity information, as required by paragraph 10 and Illustration 4 of FAS 69.

Company Response
We have added our reserve quantity information, as required by paragraph 10 and illustration 4 of FAS 69.

Costs Incurred, page F-14

22.
It is not clear how the information you have provided under this caption is in compliance with the disclosure provisions of paragraph 21 and Illustration 2 of FAS 69. Please modify your disclosures as necessary or tell us why you do not believe this disclosure is applicable.

Company Response
We have modified our disclosure on page F-14 in accordance with paragraph 21 and illustration 2 of FAS 69 to properly disclose the acquisition, exploration, and development costs included in our capitalized costs of proved oil and gas producing properties.

Standardized Measure, page F-15

23.
Please revise the line item descriptions of the components of your standardized measure to more clearly comply with Illustration 5 of FAS 69. As an example, we note the first line of your presentation is titled ‘Total future gross revenues,’ rather than ‘Future cash inflows.’ Further, the disclosure in FAS 69 contemplates ‘Future income tax expenses;’ while you present ‘Severance and Ad Valorem Taxes.’

Company Response
We have revised our line item descriptions of components of our standardized measure on page F-15 to comply with illustration 5 of FAS 69.

24.
In addition, please tell us how the amounts you present for ‘Severance and Ad Valorem Taxes’ comply with paragraph 30(c) of FAS 69. As noted in the preceding comment, FAS 69 contemplates only future income tax expense with respect to this disclosure.

Company Response
We no longer disclose the line item “Severance and Ad Valorem Taxes” due to the revision noted in our response to comment number 23.

Financial Statements for the Fiscal Quarter Ended June 30, 2009

Statement of Changes in Stockholders’ Deficit, page F-20

25.	Please reconcile the accumulated deficit balance shown under this caption of $(1,088,897) for June 30, 2009 with that presented in your balance sheet on page F-18, totaling $(1,022,170).

Company Response
We note the Staff’s comment and have revised our Accumulated Deficit in our Statement of Stockholders’ Deficit to properly reconcile to the Accumulated Deficit in our Balance Sheet. These revisions appear on pages F-18 and F-20.

Note 3 – Summary of Significant Accounting Policies, page F-21

Sales and Retirement Policies, page F-21

26.
We note your disclosure that “As of December 31, 2008, management has determined that the asset retirement obligation related to the plugging and abandonment of wells is immaterial individually and to the financial statements taken as a whole.” Please update your disclosure for the current period presented.

Company Response
We have revised the disclosure on page F-21 to reflect our analysis as of June 30, 2009 and that that the cost remained immaterial as of that date. We will continue to evaluate this every reporting period and plan to record the liability when we deem it as material to our financial statements.

Recent Accounting Pronouncements, page F-23

27.
We note that your proved properties (net) within the table presenting those assets and liabilities that you have measured at fair value, in accordance with FAS 157. Please explain to us why your proved properties are measured at fair value at June 30, 2009. To the extent you conclude your properties were properly measured at fair value at June 30, 2009, please revise to provide the additional disclosures required for fair value measurements using Level 3, as required by paragraph 32 and 33, as applicable, of FAS 157, or otherwise explain why you do not believe these disclosures are necessary.

Company Response
The fair value of our proved properties has been disclosed due to the impairment of the properties in 2008, and its measurement basis on a non-recurring basis. We used paragraph 33 of FAS 157 as guidance on this issue.

We have added the following disclosure on page F-24 as required by the literature, “The Company values Proved Properties at their fair value if impairment is identified in accordance with FAS 144. The inputs that are used in determining the fair value of these assets are Level 3 inputs. These inputs consist of but are not limited to the following: estimates of reserve quantities, estimates of future production costs and taxes, estimates of consistent pricing of commodities, 10% discount rate, etc. No impairment was recorded during the six months ended June 30, 2009.”

We have added the following disclosure on page F-10 as required by the literature, “The Company values Proved Properties at their fair value if impairment is identified in accordance with FAS 144. The inputs that are used in determining the fair value of these assets are Level 3 inputs. These inputs consist of but are not limited to the following: estimates of reserve quantities, estimates of future production costs and taxes, estimates of consistent pricing of commodities, 10% discount rate, etc. In 2008, the Company recognized impairment on one of the oil and gas fields, the Aldwell Unit.  This field was written down to the fair value of the field, and all other unimpaired fields were carried at cost.”

Note 6- Acquisitions & Capital Investments, page F-25

28.
We note, with regard to your investment in the equity of Meridian Resources, your statement that “It is management’s opinion that the common stock of Meridian Resources is being traded below its intrinsic value and will recover from its present devaluation as the major US stock exchanges rebound from the present recession and banking crisis.” Based on this disclosure, please provide us with an analysis to support your conclusion that the impairment in the value of this investment is temporary. Refer to SAB Topic 5:M and FSP FAS 115-1/124-1.

Company Response
We have deleted this statement on pages F-12 and F-25.

Note 13 – Subsequent Events, page F-27

29.
We note your disclosure under this caption that “On August 12, 2009, as a subsequent event to these financial statements, the Company sold its interest in the Aldwell Unit to the operator of the unit, Mariner Energy Inc., for $300,000;” and that the “effective date of the sale is September 1, 2009.” Please tell us what consideration you gave to recognizing the proved properties associated with the Aldwell Unit as a disposal group classified as held for sale, under paragraph 30 of FAS 144, and reporting its results as discontinued under paragraphs 41 through 44 of FAS 144.

Company Response
We determined the Aldwell Unit to not be held for sale under paragraph 30 of FAS 144. Under this guidance, the asset shall be considered held for sale when all of the required six criteria are fulfilled. Paragraph 30(a) provides the first criteria as, “Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).” As of the balance sheet date management had not considered selling the asset, therefore the asset could not be considered “held for sale” according to this guidance.

We determined it to be appropriate to include the operations of the Aldwell Unit under continuing operations due to our determination that the sale was a type two subsequent event as described in paragraph 4(a) of FAS 165. As of the balance sheet date the Aldwell Unit was operating and the Company had no intentions of disposing the property. Consistent with type two subsequent events, the conditions resulting in the subsequent disposal of the property did not exist as of the balance sheet date but arose after that date.

30.	Please expand your disclosure under this caption to address the new disclosure requirements contemplated by paragraphs 12 through 15 of FAS 165.

Company Response
We have updated the disclosure under “Note 13 – Subsequent Events” on page F-27 to include a statement that we evaluated all subsequent events through the date the financial statements were issued consistent with paragraph 12 of FAS 165. We also determined under FAS 165 that the nonrecognized subsequent event was significant to our financial statements. Consistent with Paragraph 14, we determined it best to present pro forma financial information as of the balance sheet date as if the sale had taken place at that time.  Page F-28 includes the pro forma balance sheet as recommended in paragraph 14.

31.	In addition, please have your auditor provide us with an analysis to explain how they considered AU Section 560 for evaluating this subsequent event and AU Section 530 for dual-dating their report.

Company Response

Below is the response from our auditors:

We were engaged by the Company to audit December 31, 2007 and December 31, 2008 in accordance with standards established by the PCAOB. We completed our audit and were able to form an unqualified opinion on the financial statements. On April 20, 2009 the audit opinion was signed and issued with the financial statements. Subsequent to this date, the Company approached us in regards to filing a registration statement using the issued financial statements. The necessary steps were discussed including the need to review the interim period to be included as a part of the registration statement. This review was performed as a supplement to the audited financials previously issued.

At the time our audit report was issued on April 20, 2009, we performed all necessary procedures as required by AU section 560 to ascertain the potential occurrence of any events from the balance sheet date to the date of our audit opinion that may have required adjustment to or disclosure in the financial statements. We found no such events in our procedures, and therefore none are disclosed in the audited financials issued as of the date of our audit opinion.

It was not considered necessary to dual date the audit report because the financial statements and audit opinion were issued on April 20, 2009. The subsequent event related to the sale of the Aldwell Unit occurred after the June 30, 2009 period end, and was disclosed within the interim financial statements.

Item 15. Recent Sales of Unregistered Securities, page 63

32.	For each transaction of unregistered securities, state briefly the rule and the facts relied upon for which an exemption is claimed.

Company Response
We have revised the information on page 63 under “Recent Sales of Unregistered Securities” to disclose the rule and facts relied upon for which an exemption is claimed.

Item 16. Exhibits and Financial Statement Schedules, page 64

33.
Please file executed copies of all omitted exhibits, including the legality opinion and indenture, as soon as possible. Also, file all material contracts as exhibits. We note that 80% of your oil and natural gas revenue was derived from the Mary King Estell lease in the Richard King Field. Please file the lease agreement and your agreement with Durango Resources Corporation or explain why the agreements should not be filed. File any other material contracts related to your operations in this area. Once you file all the omitted items, we may have additional comments. Ensure that you allow sufficient time for our review in each case.

Company Response
Copies of the above mentioned exhibits will be filed with Amendment No. 1 to the Registration Statement.

In a telephonic communication with the Commission on October 23, 2009, the Commission requested that the Company disclose in this letter why it is not subject to the Trust Indenture Act of 1939 (the “Indenture Act”).  Section 304(a)(9) of the Indenture Act provides that the provisions of the Indenture Act do not apply to a security which is to be issued under an indenture which limits the aggregate principal amount thereunder to $10,000,000 within a period of 36 consecutive months.  Our proposed issuance of notes will be governed by the terms and provisions typically found in an indenture but these terms and provisions will be set forth in the Registration Statement and referenced by the form of subscription agreement to be executed by potential investors.  Accordingly, the Company does not plan on utilizing or filing a form of indenture as an exhibit to the Registration Statement.

The Company has outstanding an aggregate of $1,178,000 three-year 10% convertible debentures as of December 31, 2008.  Because these debentures are convertible in nature, they constitute securities different than the three-year 10% non-convertible notes we are offering hereby.  Therefore, we are able under Section 304(a)(9) to issue up to the maximum of $10,000,000.

We have amended the Registration Statement to include disclosures that we are no longer subject to the Indenture Act, and that no trustee and indenture will be utilized in the offering.  Please see “Risk Factors” and “Description of 3 Year Notes”.

Engineering Comments

34.	It appears your lease in the Richard King Field should be named “Mary King Estell”. Please amend your document if it is appropriate.

Company Response

We note the Staff’s comment and have made responsive changes throughout the prospectus on pages 8, 9, 33, 40, 43-45, F-12, F-13, F-25, F-27 and 64.  The prospectus has been amended to reflect “Mary King Estell” as the name of the lease.

Our Properties, page 9

35.
We note your disclosed proved reserves as of year-end 2008. Given that you subsequently sold the Aldwell Unit, please amend your document to present the proved reserve information separately for the Mary King Estell lease and for the Aldwell Unit at year-end 2008. Identify your third party engineers and include their consent.

Company Response

We note the Staff’s comment and have amended the prospectus on page 9 to bifurcate our proved reserves into reserves attributed to the Aldwell Unit and reserves attributed to the Mary King Estell lease for the year-end 2008. Our third party engineers are Huddleston & Company, located in Houston, Texas and their consent has been attached as an exhibit to Amendment No. 1 to the Registration Statement.

Proved Reserves as of 12/31/2008
	Aldwell Unit		Mary King Estell
	Oil (bbl)	Gas (MMcf)	Oil (bbl)	Gas (MMcf)
PDP	4,094	10.8	40	38.6
PBP	0	0	129	75.6
PUD	1,279	4.6	149	87.8
Total	5,372	15.4	318	202

Engineering abbreviations are as follows: Proved Developed Reserves (PDP), Proved Behind Pipe Reserves (PBP), and Proved Undeveloped Reserves (PUD)

36.
Please submit to us the third party petroleum engineering report – in hard copy and electronic digital format, e.g. PDF – you used as the basis for your year-end 2008 proved reserve disclosures. The report should include:

a.	Conventional one-line recaps for your two fields. Please separate each field’s proved developed and proved undeveloped reserves as well as the associated net income and present worth figures;

b.	Total company summary income forecast schedules for proved developed producing reserves, proved developed non-producing reserves and proved undeveloped reserves;

c.	Individual income forecasts for each of the five wells in the Mary King Estell lease with separate schedules for each of the three proved reserve classifications.

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M Winfrey

Company Response
The reserve report prepared by Huddleston & Company as of December 31, 2008 has been forwarded to Mr. Ronald M Winfrey at the address listed above. The report includes all of the information listed in items a, b and c above.

Our Company, page 11

37.	The website, southfieldenergy.com, was inoperative as of October 9, 2009. Please remove the references to it here and on page 52.

Company Response
The link has been restored, and the Company’s website is now available for viewing.

Risk Factors, page 12

Our proved Reserves may be subject to drainage from offset drilling locations, page 14

38.
Please include the engineering items requested above, narratives and engineering exhibits (e.g. performance plots, volumetric calculations, analogy well performance) that explain the steps you have taken in estimating your proved reserves to account for future depletion by offsetting third party wells.

Company Response
We note the Staff’s comment and subsequently deleted this Risk Factor on page 14.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Durango Resources, page 32

39.
We note your statement, “Durango Resources has identified additional drilling locations that are adjacent to our current producing wells and has plans for additional drilling over the next twelve to twenty four months. We anticipate investing in additional wells with Durango should the opportunity arise.” We also note your auditor’s “going concern” qualification on page F-7. The facts that you have little or no control over the drilling decisions and lack the capital to finance any drilling appear to preclude the reasonable certainty of recovery that is necessary for the attribution of proved reserves. With a view toward possible disclosure, please explain how you intend to develop your claimed proved undeveloped reserves in a timely fashion.

Company Response
The C-34 and C-35 wells that were included as proved undeveloped reserves at December 31, 2008 were drilled in the first two quarters of 2009 and resulted in commercially viable wells. We currently have sufficient cash to address modest cash calls for any recompletions that may arise in the near future. Should one or more wells require additional capital investment to stimulate production or to recomplete one of the behind pipe pay zones, there is more than a reasonable certainty that Durango would take such actions as they are the majority owner of the wells and it is in their best interest, as well as ours, to do so. We may also use a portion of the proceeds of the offering to address future capital requirements to convert proved behind pipe reserves and proved undeveloped reserves into proved developed producing reserves.  Accordingly, we have added to the “Use of Proceeds” a sentence discussing the use of proceeds to address such capital requirements.  See page 22.

Proved Reserve estimates, page 36

40.
We note your statement “Our proved reserve information included in this prospectus as of December 31, 2007, and 2008 was prepared by Southfield’s reservoir engineers. Estimates prepared by third parties may be higher or lower than those included herein.” as well as “Estimated quantities of our proved oil and gas reserves as of December 31, 2007 and 2008 and the net present value of such proved reserves set forth in this prospectus, are based upon reserve reports prepared by Huddleston & Company.” on page 59. Since Huddleston is a third party engineer, the underlined portion of the first statement seems to imply that Southfield’s [in-house] reservoir engineers prepared your reserves. Please amend your document to explain fully the situation.

Company Response
We do not have in-house engineers.  As such, we have amended the statement on page 37 to read, “Proved reserve information included in this prospectus as of December 31, 2007, and 2008 was prepared by Huddleston and Company, an independent engineering firm. Estimates prepared by Huddleston and Company may be higher or lower than actual reserves.”

Business, page 39

Richard King Field, page 42

41.
We note your statement, “All of these wells contain substantial untapped resources that will provide us with sizable revenues in the future…This project has been our most successful endeavor to date and still contains tremendous potential.” Without technical evidence, these statements appear speculative in nature. Please include the engineering items requested above, narratives and engineering exhibits that unequivocally support your statements. Alternatively, you may remove these statements from your document.

Company Response

We note the Staff’s comments and we have revised the two statements on page 43 to read as follows:

• “This method of reentering wells and completing different zones for new production is less costly than drilling a new well since the infrastructure is already in place. All of these wells contain untapped resources that will provide us with revenues in the future.”

• “There are also additional drilling opportunities on this lease that can be exploited in the future. We expect to encounter multiple pay zones, as with the previous wells, and anticipate the combined gross production from all five wells to exceed 500,000 cubic feet of gas per day. This project has been our most successful endeavor to date and still contains additional reserves.”

We have also included for your reference the engineering items you requested in prior comments.

Proved Reserves, page 42

42.
We note the absence of any reference to the Commission rules related to the estimation of proved reserves. If true, please disclose that you have adhered to all the SEC rules applicable to proved reserve estimates. Otherwise remove all claimed proved reserves from your document.

Company Response
In response to the Staff’s comment, the Company’s disclosure has been revised to include reference to the Commission rules related to the estimation of proved reserves. Please see pages 43 and 44.

43.	We note your discussion of reserve audits. Please explain to us the necessity of this disclosure if your third party engineer estimated (instead of audited) your proved reserves.

Company Response
Our third party engineer conducted a reserve estimate of our proved reserves.  Accordingly, theCompany’s disclosure has been modified to delete the discussion of reserve audits. Please see page 43 and 44.

Proved Reserves, page 43

44.	Please amend your document to disclose your annual production figures for oil separately from those for gas.

Company Response
We note the Staff’s comment and have inserted the following table into page 44:

Annual oil, gas and natural gas liquid (NGL) production
	Aldwell Unit			Mary King Estell
	Oil (bbl)	Gas (MMbtu)	NGL (bbl)	Oil (bbl)	Gas (MMbtu)	NGL (bbl)
2007	494	1,580	307	0	2,918	0
2008	550	1,852	299	0	35,622	33

Our Developed and Undeveloped Acreage, page 44

45.
Please amend your document to disclose the developed and undeveloped acreage figures as specified by SEC Industry Guide 2, paragraphs 4 and 5. Please note that the existence of proved reserves is not a determinant for development status.

Company Response
We note the Staff’s comment and have amended the prospectus on page 45 to disclose developed and undeveloped acreage figures as specified by SEC Industry Guide 2, paragraphs 4 and 5.

46.	Please amend your document to add the figures for your proved reserves and proved developed reserves to your pie chart presentations.

Company Response
We note the Staff’s comment and have amended the prospectus to add the figures for our proved reserves and proved developed reserves to our pie chart presentations on page 45.

Notes to Financial Statements, page F-7
Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities, page F-14

47.	We note the absence of the costs incurred and proved reserve disclosures required by FAS 69, paragraphs 11 and 21. Please amend your document to comply with FAS 69.

Company Response

We note the Staff’s comment and have amended the prospectus on page F-14 to provide the necessary cost information in relation to paragraph 21 of FAS 69 as noted in our response to your comment number 22 shown above. The revised disclosure has been formatted according to illustration 2 of FAS 69.

We have revised the prospectus on page F-14 to provide the necessary changes in net quantities of proved reserves required by paragraph 11 of FAS 69. The revised disclosure has been formatted according to illustration 4 of FAS 69.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert the comments by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information.  We would like to again emphasize that the Company’s goal is to resolve these comments in a manner that is acceptable to the Staff.  Comments or questions regarding this letter may be directed to the undersigned.

Sincerely,

/s/ Ben Roberts

Ben Roberts,
Chief Executive Officer